FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit

1.	The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting held on 28 April 2005 which were filed with The Stock Exchange of Hong Kong Limited on 28 April 2005 and published in Hong Kong newspapers on 29 April 2005.

2.	Ordinary and Special Resolutions passed by Shareholders at the Annual General Meeting held on 28 April 2005, which were filed with Hong Kong Companies Registry and The Stock Exchange of Hong Kong Limited.

3.	Announcement of appointment of Independent Non-executive Director dated 4 May 2005 and published in Hong Kong newspapers on 5 May 2005.

4.	The Quarterly Statement 2005 (January -March) dated 9 May 2005, published in Hong Kong newspapers on 10 May 2005 and will be despatched to Shareholders on 23 May 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 13 May 2005

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CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

Exhibit 1

Annual General Meeting held on 28 April 2005 – Poll Results

At the Annual General Meeting of CLP Holdings Limited held at The Peninsula, Salisbury Road, Kowloon, Hong Kong, on 28 April 2005 (the “AGM”), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of Annual General Meeting dated 31 March 2005.

As at the date of the AGM, the issued share capital of CLP Holdings was 2,408,245,900 shares, which was the total number of shares entitling the holders to attend and vote for or against all resolutions. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by Shareholders. The vote-taking at the AGM was scrutinised by Messrs. Ernst & Young, Certified Public Accountants. The poll results in respect of the resolutions were as follows :

No. of Votes (%)
	RESOLUTIONS	For	Against
(1)	To adopt the audited Accounts for the year ended 31 December 2004 and the Reports of the Directors and Auditors thereon.	1,074,763,763 (99.99998%)	240 (0.00002%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.
(2)	(a) To declare a final dividend of HK$0.73 per share.	1,119,270,924 (99.9993%)	8,121 (0.0007%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To declare a special final dividend of HK$0.15 per share.	1,119,269,546 (99.9993%)	8,361 (0.0007%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.
(3)	(a) To re-elect Mr. Andrew Clifford Winawer Brandler as Director.	1,094,325,606 (99.9625%)	410,600 (0.0375%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To re-elect Dr. The Hon. Michael David Kadoorie as Director.	1,092,421,706 (99.7883%)	2,317,740 (0.2117%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(c) To re-elect The Hon. Sir Chung Sze Yuen as Director.	1,094,146,984 (99.9955%)	48,862 (0.0045%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(d) To re-elect Mr. John Andrew Harry Leigh as Director.	1,094,001,248 (99.9611%)	425,296 (0.0389%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(e) To re-elect Mr. Kan Man Lok Paul as Director.	1,100,256,104 (98.4666%)	17,134,456 (1.5334%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(4)	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to fix their remuneration for the year ended 31 December 2005.	1,094,680,213 (99.9722%)	304,194 (0.0278%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.
(5)	To approve the term of appointment for Non-executive Directors as set out in Resolution (5) in the Notice of AGM.	1,113,995,217 (99.6652%)	3,742,124 (0.3348%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
(6)	To amend the Articles of Association of the Company as set out in Resolution (6) in the Notice of AGM.	1,114,062,434 (99.665%)	3,744,653 (0.335%)

As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
(7)	To give a general mandate to the Directors to issue and dispose of additional shares in the Company; not exceeding five per cent of the issued share capital at the date of this Resolution.	960,580,576 (85.8959%)	157,727,854 (14.1041%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
(8)	To give a general mandate to the Directors to exercise all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company; not exceeding ten per cent of the issued share capital at the date of this Resolution.	1,117,682,938 (99.9722%)	310,759 (0.0278%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
(9)	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (8) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (7).	1,089,549,734 (99.5977%)	4,401,419 (0.4023%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

For and on behalf of CLP Holdings Limited Peter W. Greenwood Director & Company Secretary

Hong Kong, 28 April 2005

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan.

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh and Mr. Paul M. L. Kan.

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee.

Exhibit 2

Company No. 627771

THE COMPANIES ORDINANCE

(CHAPTER 32)

CLP Holdings Limited

Special Resolution and Ordinary Resolutions

passed at the Annual General Meeting on 28 April 2005

At the seventh Annual General Meeting of CLP Holdings Limited (the “Company”) duly convened and held at The Peninsula, Salisbury Road, Kowloon, Hong Kong on Thursday, 28 April 2005, the following Resolutions (5), (7), (8) and (9) were duly passed as Ordinary Resolutions and Resolution (6) was duly passed as a Special Resolution:-

(5)	“That the Non-executive Directors in office at the date of this Resolution shall be appointed for a term determined by the Board being a term of not more than four years, starting from the date of their most recent election or re-election (as the case may be) by shareholders; provided that this term shall end in any event on either:

(a)	the date of the third Annual General Meeting after the date of such election or re-election; or

(b)	the date on which the Director concerned shall retire by rotation,

whichever is the earlier.

Non-executive Directors appointed or re-elected on or after the date of this Resolution shall be appointed or re-elected for a term determined by the Board being a term of not more than four years from the respective date of their appointment or re-election; provided that this term shall end in any event on either:

(a)	the date of the third Annual General Meeting after the first election of such Directors by shareholders in Annual General Meeting; or

(b)	the date on which the Director concerned shall retire by rotation or shall otherwise retire,

whichever is the earlier.

A retiring Non-executive Director shall be eligible for re-election by shareholders.”

(6)	“That the Articles of Association of the Company be and are hereby amended by deleting the word “not” at the end of the 2nd line of Article 103.”

(7)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(8)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(9)	“That, conditional upon the passing of Resolutions (7) and (8) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (8) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (7).”

(Sgd.)The Hon. Michael D. Kadoorie
Chairman of the Meeting

CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

Exhibit 3

CLP Holdings Announces Appointment of Director

CLP Holdings Limited (“CLP Holdings”) announces the appointment of Professor Judy Tsui Lam Sin Lai to the Board of Directors of CLP Holdings.

Professor Tsui, aged 50, is the Dean of the Faculty of Business, Director of the Graduate School of Business and Chair Professor of Accounting at The Hong Kong Polytechnic University.

Professor Tsui holds a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia, a Master of Science in Accounting and Finance from the London School of Economics and a Ph.D in Accounting from the Chinese University of Hong Kong. In addition to an outstanding academic career, Professor Tsui has a distinguished record of community service, above all in the fields of accounting and corporate governance. Amongst other appointments, Professor Tsui is a member of the Consultative Advisory Group of the Education Committee of the International Federation of Accountants representing the Confederation of Asian and Pacific Accountants and is a member of Hong Kong’s Inland Revenue Department Users’ Committee. Recently, she has also been appointed as an independent non-executive director in China Vanke Company Limited, a listed company on the Shenzhen Stock Exchange.

Professor Tsui does not have any interest in CLP Holdings shares within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any director, senior management or substantial or controlling shareholders of CLP Holdings. Professor Tsui does not hold any other position with CLP Holdings or any other member of the group of companies of which CLP Holdings forms part. She has met the independence guidelines set out in rule 3.13 of the Listing Rules.

As an independent non-executive director, Professor Tsui will be entitled to receive Directors’ fees of HK$200,000 per annum together with the additional fees for any service on Committees of the Board, as set out in the Remuneration Report, which forms part of CLP Holdings’ Annual Report 2004 (page 109).

Professor Tsui’s appointment will take effect on 10 May 2005. In accordance with CLP Holdings’ Articles of Association, Professor Tsui will stand for election by shareholders at the 2006 Annual General Meeting.

Save as above, CLP Holdings considers there are no other matters that need to be brought to the attention of shareholders in relation to this appointment.

For and on behalf of
CLP Holdings Limited
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 4 May 2005

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh and Mr. Paul M. L. Kan

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee

CLP Holdings Limited (incorporated in Hong Kong with limited liability) (Stock Code : 002)

Exhibit 4

Quarterly Statement 2005

(January – March)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the three months ended 31 March 2005 are summarised below:

Highlights

	3 months ended 31 March
	2005	2004	Increase

Turnover, HK$ million
Hong Kong electricity business (Note)	6,029	5,201	15.9%
Total	7,020	6,287	11.7%

Interim dividend, HK$ per share	0.48	0.45	6.7%

Electricity sold (Hong Kong electricity business), kWh millions
Kowloon and New Territories	5,635	5,614	0.4%
Including sales to the Chinese mainland	6,945	6,141	13.1%

Note:	The increase in turnover is mainly due to more units sold, higher fuel clause revenue and adjustment to the method of estimating electricity consumed by customers, but not yet billed.

Hong Kong Electricity Business

Following a broad-based recovery last year, economic growth momentum continued into 2005, with improving employment figures. However, the growth of electricity consumption did not immediately track the growth in economic activity and recorded only a small increase of 0.4%, compared to the first quarter of 2004. Cooler weather and public holidays in March were the main factors contributing to the slow growth across most of the sectors. With continued energy savings by Government users, sales to the Infrastructure & Public Services Sector declined in the first quarter. The Manufacturing Sector continued its declining trend, as in the past few years. A breakdown of the local sales growth by sector is as follows:

	Increase/(Decrease)	% of Total Local Sales

Residential	5.6%	22.9%
Commercial	0.9%	40.7%
Infrastructure & Public Services	(2.3%)	26.6%
Manufacturing	(5.8%)	9.8%

Severe shortages of electricity supply continued to affect Guangdong in the first quarter. The growth of sales to export customers, including both Shekou and Guangdong Guang-Dian Power Grid Group Company Limited, reached 149% in the first quarter. Total unit sales, including both local sales and sales to the Chinese mainland, rose significantly by 13.1% over the same period in 2004.

On 26 April 2005, CLP issued its formal response to the Hong Kong Government in Phase I of the public consultation launched by Government on the post-2008 regulatory framework for the Hong Kong electricity industry. My letter to Shareholders on this is being issued along with this Quarterly Statement.

Regional Electricity Businesses

Chinese Mainland

We have obtained National Development and Reform Commission approval for the Fangchenggang greenfield project in Guangxi (2 x 600MW coal-fired units). CLP is the majority shareholder with a 70% interest, in partnership with the Guangxi Water and Power Engineering Group. It is important that the capital cost of this project is closely monitored, in order to promote its long-term competitiveness. We will be using domestic equipment suppliers and construction contractors for this project. Main construction works are due to commence in mid-year.

Asia-Pacific Region

We have reached agreement with Singapore Power to acquire their merchant energy business in Australia. This is a major acquisition that takes our Australian business beyond its previous single asset position to become a portfolio of coal and gas-fired generation in two states, together with electricity and gas retail. The integration of generation with retail provides a natural hedge which should mean that we will be less affected by volatility in pool prices. The increased size and reduced risk of the combined business provides opportunities to secure improved financing and to reduce total operating costs.

Annual General Meeting (AGM)

The Minutes of the Seventh AGM of the Company accompany this Statement. The proceedings of the Meeting can be viewed at the Corporate Governance section on the Company’s website at www.clpgroup.com. We apologise to Shareholders who attended our AGM for the disruption to the orderly conduct of business by demonstrators. We will be reviewing the arrangements for next year’s AGM.

We took the opportunity of the Meeting to announce that Professor Judy Tsui had accepted an invitation to join our Board, as an additional independent non-executive director, with effect from 10 May 2005. Professor Tsui is currently Dean of the Faculty of Business, Director of the Graduate School of Business and Chair Professor of Accounting at The Hong Kong Polytechnic University. In addition to an outstanding academic career, she has a distinguished record of community service, above all in the fields of accounting and corporate governance. We look forward to Professor Tsui’s contribution to our Board.

Dividend

Directors today declared the first interim dividend for 2005 of HK$0.48 per share payable on 15 June 2005 to Shareholders registered as at 3 June 2005. The dividend of HK$0.48 per share (2004: HK$0.45 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 3 June 2005. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 2 June 2005.

The Hon. Michael D. Kadoorie
Chairman of the Board of Directors

Hong Kong, 9 May 2005

This Statement will be despatched to Shareholders on 23 May 2005 and is also available at the

Corporate Governance or Investor Relations sections on the Company’s website at

www.clpgroup.com.

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh and Mr. Paul M. L. Kan

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee